Filed by Global Net Lease, Inc.

Commission File No. 001-37390

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of Global Net Lease, Inc. (“GNL”) and American Realty Capital Global Trust II, Inc. (“Global II”). The following is a letter distributed, beginning today, to stockholders of GNL whose votes have not yet been received, reminding them to vote in connection with the Special Meeting of Stockholders of GNL to be held on December 20, 2016.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

December 2016

Dear Fellow Stockholder,

According to our latest records, we have not received your voting instructions in connection with the Special Meeting of Stockholders being held on Tuesday, December 20, 2016. Your vote is extremely important no matter how many shares you hold.

For the reasons set forth in the proxy statement, dated November 8, 2016 our Board of Directors unanimously recommends that you vote “FOR” Proposals 1 and 2 (each copied below for reference).

1)	To consider and vote on a proposal to approve the transactions contemplated by the Agreement and Plan of Merger, dated as of August 8, 2016 (the "Merger Agreement") by and among the Company, Global Net Lease Operating Partnership, L.P., the Company’s operating partnership, Mayflower Acquisition LLC, a direct wholly owned subsidiary of the Company, American Realty Capital Global Trust II, Inc. ("Global II") and American Realty Capital Global II Operating Partnership, L.P., the operating partnership of Global II, including the issuance of shares of common stock of GNL, par value $0.01 per share, to the stockholders of Global II.

2)	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, as determined by GNL, to solicit additional proxies in favor of the proposal to approve the transactions contemplated by the Merger Agreement, including the issuance of shares of GNL common stock to Global II stockholders pursuant to the Merger Agreement.

You may use one of the following quick and simple methods to promptly vote your shares:

Vote Online at www.proxyvote.com/GNL . Enter the control number on the voting instructions form and follow the prompts.

Vote by Phone at 1-800-690-6903. Please have your control number available.

Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre-paid envelope provided in this package.

Please call D.F. King & Co., Inc. toll free at (800) 659-5550 for assistance with voting your shares.

Thank you in advance for your participation in this important vote.

Sincerely,

Scott Bowman

Chief Executive Officer

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.GLOBALNETLEASE.COM OR AT WWW.ARCGLOBALTRUST2.COM.